ALEXCORESOURCE CORP.
Suite 1150, 200 Granville Street
Vancouver, British Columbia, V6C 1S4
Telephone: (604) 633-4888
Facsimile: (604) 633-4887

NOTICE OF MEETING

AND

INFORMATION CIRCULAR

For

The Annual General Meeting of Shareholders

To be held on

Friday, December 12, 2008

ALEXCORESOURCE CORP.
Suite 1150, 200 Granville Street V
ancouver, British Columbia, V6C 1S4
Telephone: (604) 633-4888
Facsimile: (604) 633-4887

NOTICE OF MEETING

TO:	The Shareholders of Alexco Resource Corp.

NOTICE IS HEREBY GIVEN THAT an annual general meeting (the "Meeting") of the holders of common shares ("Shares") of Alexco Resource Corp. (the "Corporation") will be held at the PricewaterhouseCoopers Building, PricewaterhouseCoopers Meeting Room, Mezzanine Level, 250 Howe Street, Vancouver, British Columbia, on Friday, December 12, 2008, at the hour of 1:30 p.m., Vancouver time, for the following purposes:

1.	To receive and consider the report of the directors and the consolidated financial statements together with the auditor's report thereon for the financial year ended June 30, 2008;

2.	To determine the number of directors at five:

3.	To elect directors for the ensuing year;

4.	To appoint the auditor for the ensuing year;

5.	To re-approve the stock option plan of the Corporation; and

6.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice is a form of proxy and a supplemental mailing return card. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only holders of Shares of record at the close of business on November 7, 2008 will be entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED as of this 7th day of November, 2008.

BY ORDER OF THE BOARD

(signed) Clynton R. Nauman
Clynton R. Nauman, President and Chief Executive Officer

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your Shares not being eligible to be voted by proxy at the Meeting.

ALEXCORESOURCE CORP.
Suite 1150, 200 Granville Street
Vancouver, British Columbia, V6C 1S4
Telephone: (604) 633-4888
Facsimile: (604) 633-4887

INFORMATION CIRCULAR

(As at November 7, 2008, except as indicated)

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the following respective meanings when used in this Circular.

"Board" means the board of directors of the Corporation.

"business day" means a day that is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia.

"Circular" means, collectively, the Notice of Meeting and this information circular sent to Shareholders in connection with the Meeting.

"Corporation" means Alexco Resource Corp., a company organized under the laws of British Columbia.

"Meeting" means the annual general meeting of Shareholders to be held on December 12, 2008, and any adjournment(s) thereof.

"Notice of Meeting" means the notice of meeting forming part of this Circular to be mailed to Shareholders in connection with the Meeting.

"Share" means a common share in the capital of the Corporation.

"Shareholder" means a holder of Shares.

"Stock Option Plan" means the stock option plan of the Corporation.

GENERAL PROXY INFORMATION

This Circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Meeting to be held on December 12, 2008 and at any adjournments thereof. Unless the context otherwise requires, references to the Corporation include the Corporation and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone, electronic or other personal contact to be made without special compensation by the directors, officers and employees. The cost of solicitation will be borne by the Corporation.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder's behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Corporation (the "Management Proxyholders").

A Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

Voting by Proxy

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

Shares represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be conducted.

If no choice is specified and one of the Management Proxyholders is appointed by a Shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of the Corporation's registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Non-Registered Holders

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are "non-registered" Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular, the proxy and other materials (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to either the Corporation or the transfer agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of "non-registered" or "beneficial" holders - those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called "NOBOs" for Non-Objecting Beneficial Owners). Subject to the provision of National Instrument 54-101 Communication with Beneficial Owners of Securities of Reporting Issuers ("NI 54-101"), issuers can request and obtain a list of their NOBOs from intermediaries via their transfer agents. Issuers can obtain and use this NOBO list for distribution of proxy-related materials directly (not via ADP) to NOBOs.

The Corporation has decided to take advantage of those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Instruction Form ("VIF") from the Corporation's transfer agent, Computershare Investor Services Inc. These VIFs are to be completed and returned to the transfer agent in the envelope provided or by facsimile. In addition, the transfer agent provides both telephone voting and internet voting as described on the VIF itself. The transfer agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by the VIFs they receive.

Revocability of Proxy

Any registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered Shareholder or by attorney authorized in writing or, if the registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed, to the knowledge of the Corporation, no director or executive officer since the commencement of the Corporation's last completed fiscal year, proposed nominee of management for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting other than the election of directors, the appointment of the auditor or the re-approval of the Stock Option Plan.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at November 7, 2008, the record date for the Meeting, 39,541,014 Shares were issued and outstanding. Holders of record of Shares at the close of business on November 7, 2008 are entitled to receive notice of and to vote at the Meeting. The holders of Shares are entitled to one vote for each Share held.

To the knowledge of the directors and executive officers of the Corporation, as at the record date, November 7, 2008, the only person who beneficially owns, controls or directs, directly or indirectly, securities carrying more than 10% of the voting rights attached to all Shares is as follows:

Name	Type of Ownership	Number of Securities Owned	Percentage of Total Votes
NovaGold Canada Inc.	Direct	6,352,978 Shares	16.07%

ELECTION OF DIRECTORS

The directors are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to determine the number of directors at five.

The Corporation does not have an Executive Committee of its Board. The Corporation has an Audit Committee, a Corporate Governance Committee, a Compensation Committee and an Environmental and Safety Committee. Members of these committees are as set out below.

Management proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name and Jurisdiction of Residence(6)	Positions Held Within the Corporation	Principal Occupation(6)	Previous Service as a Director	Number of Securities Beneficially Owned, Controlled or Directed, Directly or Indirectly(5)
Clynton R. Nauman Washington, USA	President, Chief Executive Officer and Director(3)	President and Chief Executive Officer of the Company, since December 2004; Chief Executive Officer of Asset Liability Management Group ULC, since February 2003.	Since December 3, 2004	3,415,300 Shares(7) 545,000 Shares under option
Rick Van Nieuwenhuyse British Columbia, Canada	Director(3)	President and Chief Executive Officer of NovaGold, a company engaged in the business of mining and mineral exploration and development, since May 1999.	Since January 11, 2005	390,000 Shares 310,000 Shares under option
Michael D. Winn California, USA	Chairman and Director(1)(2)(4)	President of Terrasearch Inc., a consulting company that provides analysis on mining and energy companies, since 1997.	Since January 11, 2005	Nil Shares 310,000 Shares under option
David H. Searle British Columbia, Canada	Director(1)(2)(3)(4)	Lawyer with Fasken Martineau DuMoulin LLP, October 2001 to August 2006.	Since May 12, 2006	36,000 Shares 125,000 Shares under option
George Brack British Columbia Canada	Director(1)(2)(4)	Managing Director and Industry Head – Mining with Scotia Capital Inc., since December 2006; President of Macquarie North America Ltd. from January 1999 to November 2006.	Since December 11, 2007	20,000 Shares 60,000 Shares under option

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance Committee.
(3)	Member of the Environmental and Safety Committee.
(4)	Member of the Compensation Committee.
(5)	Shares beneficially owned, controlled or directed, directly or indirectly, as at November 7, 2008, based upon information furnished to the Corporation by individual directors.
(6)	The information as to the jurisdiction of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective individuals individually.
(7)	Balance includes 1,940,299 shares owned by Asset Liability Management Group ULC ("ALM"), which company is approximately 70% owned by Clynton Nauman.

The directors and executive officers as a group beneficially own, directly or indirectly, an aggregate of approximately 4,433,300 Shares, representing approximately 11.2% of the issued and outstanding Shares. Clynton Nauman and Bradley Thrall also hold 70% and 30%, respectively, of the outstanding shares of ALM, which owns 1,940,299 Shares of the Corporation.

Additional information on the Corporation's directors is as follows:

Clynton R. Nauman – President, Chief Executive Officer and Director

Mr. Nauman brings over 35 years of diversified experience in the mineral industry, ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors. Mr. Nauman is also currently the CEO of Asset Liability Management Group and has held various executive and operations positions with Nerco Minerals and Coal companies (now Rio Tinto), Kennecott and Viceroy Resource Corp. Mr. Nauman holds a BSc (Hons) in geology from Otago University, New Zealand.

Michael D. Winn – Chairman and Director

Mr. Winn is President of Terrasearch Inc., a consulting company that provides analysis of mining and energy companies. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992, and is also a director of several TSX-listed companies involved in mineral exploration in Canada, Latin America, Europe and Africa. Mr. Winn has completed graduate course work in accounting and finance and holds a BSc in geology from the University of Southern California.

Rick Van Nieuwenhuyse – Director

Mr. Van Nieuwenhuyse is President and CEO of NovaGold Resources Inc., with over 25 years of world-wide experience in the natural resource sector. Prior to establishing NovaGold in 1998, Mr. Van Nieuwenhuyse was Vice President of Exploration for Placer Dome Inc. and brings years of working experience and knowledge of Alaska and Western Canada to the company, managing projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Universite de Louvain, Belgium, and an MSc in geology from the University of Arizona.

David H. Searle, C.M., Q.C. – Director

Mr. Searle, a recently retired lawyer and partner at Fasken Martineau DuMoulin LL P, brings 44 years of professional legal experience in western and northern Canada in the fields of mining and environmental law. He worked extensively in the areas of environmental assessment, the permitting of major projects and mine reclamation/closure. Mr. Searle regularly appeared in all three Canadian territories before the Boards that conduct environmental assessments and issue water licenses and land use permits and has extensive experience dealing with contaminated sites in British Columbia. Currently he serves as a member of the Environmental Appeal Board and Forest Appeals Commission of B.C., and is a Member of the Order of Canada.

George Brack – Director

Mr. Brack is a Managing Director and Mining Industry Head for Scotia Capital Investment Banking. Prior to joining Scotia Capital in 2006, Mr. Brack held the position of President of Macquarie North America Ltd., an investment banking firm specializing in providing mergers and acquisitions advice to the global mining industry. Mr. Brack’s 20-year career in corporate finance has focused on the identification, evaluation and execution of strategic mergers and acquisitions and the provision of equity financing. Mr. Brack holds an MBA from York University, a BASc in Geological Engineering from the University of Toronto and the CFA designation.

Unless such authority is withheld, the persons named in the form of proxy accompanying this Circular intend to vote for the election of the foregoing individuals as directors until the close of the next following annual general meeting of the Shareholders or until their successors are elected.

To the knowledge of the Corporation, no proposed director:

(a)

is, as at the date of the Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Corporation) that:

	(i)	was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)

is, as at the date of this Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

EXECUTIVE COMPENSATION

The following table sets forth (in the form and to the extent required by National Instrument Form 51-102F6) all annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the three most recently completed financial years in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at June 30, 2008 and the other three most highly compensated executive officers as at June 30, 2008 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000, and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively, the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name And Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Clynton R. Nauman President and Chief Executive Officer	2008 2007 2006	229,602 265,867 166,253	43,192 100,000 Nil	12,453 9,000 16,000	20,000 100,000 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David Whittle Chief Financial Officer and Corporate Secretary(1)	2008	145,833	Nil	1,991	150,000	Nil	Nil	Nil
Elaine Sanders Chief Financial Officer and Corporate Secretary(2)	2008 2007 2006	Nil Nil Nil	Nil 50,000 Nil	Nil Nil Nil	7,500 75,000 150,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Bradley Thrall Chief Operating Officer	2008 2007 2006	186,915 202,152 138,003	37,130 50,000 Nil	12,453 9,000 12,000	15,000 75,000 150,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	David Whittle was appointed as Chief Financial Officer and Corporate Secretary of the Corporation on October 9, 2007
(2)	Elaine Sanders served as Chief Financial Officer and Corporate Secretary of the Corporation from February 15, 2006 to October 9, 2007.

Long-Term Incentive Plan (LTIP) Awards

The Corporation does not have a LTIP pursuant to which compensation intended to motivate performance over a period greater than one financial year was paid.

Options

Option Grants During the Most Recently Completed Financial Year

The following table discloses the particulars of the options granted to the Named Executive Officers during the Corporation's most recently completed financial year.

NEO Name	Securities Under Options Granted (#)	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Clynton R. Nauman	20,000	5.03%	$4.46	$4.49	02/11/2015
Elaine Sanders	7,500	1.89%	$4.46	$4.49	02/11/2015
David Whittle	150,000	37.79%	$5.19	$5.19	10/09/2014
Bradley Thrall	15,000	3.77%	$4.46	$4.49	02/11/2015

Aggregate Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers at the financial year-end and the value of unexercised in-the-money options on an aggregated basis at the financial year-end.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($) Exercisable/ Unexercisable
Clynton R. Nauman	Nil	N/A	545,000/Nil	$943,750/NA
Elaine Sanders	Nil	N/A	232,500/Nil	$119,500/NA
David Whittle	Nil	N/A	50,000/100,000	Nil/Nil
Bradley Thrall	Nil	N/A	465,000/Nil	$614,250/NA

Option Re-Pricings

There was no re-pricing of stock options under the Stock Option Plan or otherwise during the most recently completed financial year.

Defined Benefit or Actuarial Plan

The Corporation does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation has entered into executive employment agreements (the "Executive Employment Agreements") dated effective January 1, 2007 with Mr. Nauman and Mr. Thrall and October 9, 2007 with Mr. Whittle (the "Executives").

Except for the specific duties of each Executive and other than as set forth below, the material provisions of such Executive Employment Agreements are substantially identical. Each Executive Employment Agreement is for an indefinite period unless terminated by either the Corporation or the respective Executive in accordance with the provisions thereof as described below.

For the financial year ended June 30, 2008 and pursuant to their respective Executive Employment Agreements, Mr. Nauman, Mr. Thrall, and Mr. Whittle were entitled to annual base salaries, paid semi-monthly, of US$250,000, US$210,000, and $200,000, respectively. Such annual base salaries are subject to annual review by the Corporation.

Each Executive Employment Agreement will be terminated upon the Executive dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive or 180 non-consecutive days calculated on a cumulative basis over any two year period during the term of the agreement or voluntarily by the Executive with three month's notice to the Corporation for Mr Nauman and Mr. Thrall and six weeks notice to the Corporation for Mr. Whittle. In addition, the Corporation may terminate each Executive Employment Agreement at any time for just cause. The Corporation may terminate each Executive Employment Agreement at any time without cause by making a severance payment equal to all compensation paid to the Executive under the agreement for the previous fiscal year multiplied by two in the event that such termination, occurs on or after the first anniversary of the date of hire. The Corporation shall also continue the Executives' group insurance benefits for 12 months after the date of termination.

In the event that a change of control (as defined in the Executive Employment Agreements) of the Corporation occurs, such Executive may terminate his obligations under the agreement at any time after 90 days following the date on which there is a change of control and within 180 days of the date on which there is a change of control by providing one month's notice in writing to the Corporation.

If the Executive's employment with the Corporation is terminated, and within two years of such termination (three years for Mr. Whittle), the Executive acquires directly or indirectly other than from the Corporation or its subsidiaries any present or future interest in any mining claims or properties or mineral interests within 10 kilometres of the external boundaries of any mineral property held by the Corporation during the time the Executive was employed by the Corporation, the Executive will offer the Corporation, in writing, the right to acquire such interest in exchange for reimbursement of his direct or indirect acquisition costs. The Corporation shall have 30 days after receipt of such offer to accept the offer and 90 days after receipt of such offer to reimburse such costs.

Composition of the Compensation Committee

The Corporation has a Compensation Committee comprised of Michael D. Winn, David H. Searle and George Brack. Responsibility for the determination of compensation of executive officers has been delegated to this committee. See "Corporate Governance Disclosure".

Report on Executive Compensation

Historically, the compensation of executive officers of the Corporation has been comprised primarily of cash compensation and the allocation of incentive stock options. In establishing levels of remuneration and in granting stock options, an executive's performance, level of expertise, responsibilities, length of service to the Corporation and comparable levels of remuneration paid to executives of other companies of comparable size and development within the sector are taken into consideration. Interested executives do not participate in reviews, discussions or decisions of the Board of Directors regarding this remuneration.

The general compensation philosophy of the Corporation for executive officers is to provide an annual level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Corporation to be successful. Bonuses awarded are determined by reference to the success of the Corporation and each executive officer's contribution in the year, as determined at the discretion of the Compensation Committee. The Corporation also provides long-term incentive compensation which aligns the interest of executive officers with those of shareholders and provides long-term incentives to senior management whose actions have a direct and identifiable impact on the performance of the Corporation and who have material responsibility for development and implementation of long-range strategy. In the view of the Compensation Committee, the base salary paid to the Corporation's executive officers during the financial year ended June 30, 2008, is similar to the range of compensation paid to senior executives of comparable companies within the Canadian mineral exploration sector and, in any event, reasonable in light of the Corporation's performance during such period.

The principal determinants guiding the Compensation Committee in fixing the Chief Executive Officer's salary and bonus entitlements in 2008 were Clynton Nauman's contribution to expansion of the Corporation's business, change in shareholder value, leadership of the Corporation's strategic planning and development of new business opportunities. The Compensation Committee has determined that compensation levels for the Chief Executive Officer, and the Corporation's management as a whole during the financial year ended June 30, 2008, were similar to the range of comparables for corporations operating in the mineral exploration sector.

The Stock Option Plan is administered by the Board of Directors. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Corporation to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Stock option grants are considered when reviewing executive officer compensation packages as a whole.

This report on executive compensation was submitted by the Compensation Committee, comprised of Michael D. Winn, David H. Searle and George Brack.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return of the Shares, assuming a $100 investment in the Shares on January 26, 2006, with the S&P/TSX Composite Index, assuming dividend reinvestment.

     Cumulative Total Shareholders Returns on $100 Investment
Assuming Dividend Reinvestment January 26, 2006 – June 30, 2008

Compensation of Directors

The Corporation's directors are compensated for their services through an annual fee of $15,000 each, as well as by the grant of stock options under the Corporation's Stock Option Plan. Directors are reimbursed for individual travel and other ancillary expenses incurred in connection with attending board and committee meetings.

The following table sets forth information concerning individual grants of options to purchase securities of the Corporation made during the most recently completed financial year to the directors of the Corporation (excluding the Named Executive Officers):

Name of Director and Position as at Financial Year- End	Securities Under Options Granted (#)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Rick Van Nieuwenhuyse Director	10,000	2.52%	$4.46	$4.49	02/11/2008	02/11/2015
Michael D. Winn Director	10,000	2.52%	$4.46	$4.49	02/11/2008	02/11/2015
David H. Searle Director	10,000	2.52%	$4.46	$4.49	02/11/2008	02/11/2015
George Brack Director	10,000	2.52%	$4.46	$4.49	02/11/2008	02/11/2015

SECURITIES AUTHORIZED FOR ISSUANCE UNDER THE EQUITY COMPENSATION PLANS

The following table sets forth information as at June 30, 2008 with respect to the Corporation's compensation plans under which equity securities were authorized for issuance as at end of the most recently completed financial year.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,391,000	$3.06	192,001
Equity compensation plans not approved by securityholders	150,000	$5.19	Nil
Total	3,541,100		192,001

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND OFFICERS

No director, executive officer, proposed nominee for election as a director or associate of them, is or, since the beginning of the last completed financial year of the Corporation, was indebted to or guaranteed or supported by the Corporation either pursuant to an employee stock purchase program or otherwise.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed, no informed person, officer or proposed director and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Corporation.

During the financial year ended June 30, 2008, the Corporation recorded $696,000 in technical service fees to NovaGold Resources Inc., which was related by having two directors and/or officers (Clynton Nauman and Rick Van Nieuwenhuyse) in common. At June 30, 2008, accounts payable and accrued liabilities included $58,000 due to NovaGold Resources Inc.

These transactions were in the normal course of operations and were measured at the exchange amount which is the amount established and agreed to by the related parties.

Management does not consider any of the related party transactions to be material on an individual basis.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia are the auditors for the Corporation. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of PricewaterhouseCoopers LLP as the auditor to hold office for the ensuing year at a remuneration and on terms of engagement to be fixed by the directors.

PricewaterhouseCoopers LLP were first appointed as auditor in 2005.

MANAGEMENT CONTRACTS

No management functions are performed to any substantial degree by a person other than the directors or executive officers.

CORPORATE GOVERNANCE DISCLOSURE

TSX listed companies are required to describe, on an annual basis, their practices and policies with regards to corporate governance by way of a corporate governance statement contained in the Corporation's annual report or information circular. The disclosure is required to be made pursuant to National Instrument 58-101, Disclosure of Corporate Governance Practices, and the guidelines contained in National Policy 58-201, Corporate Governance Guidelines, against which the Corporation has reviewed its own corporate governance practices. In certain cases, the Corporation's practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Corporation at its current stage of development and therefore these guidelines have not been adopted.

Directors' Independence

The Corporation's Board consists of five directors, three of whom the Corporation believes to be independent based upon the tests for independence set forth in Multilateral Instrument 52-110, Audit Committees ("MI 52-110"). Messrs. Winn, Searle and Brack are independent. Mr. Nauman is not independent as he is the President and Chief Executive Officer of the Corporation. Mr. Van Nieuwenhuyse is not independent as he is an executive officer of NovaGold Resources Inc., which provides consulting services to the Corporation.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, to facilitate open and candid discussion among its independent directors, and to facilitate the Board's exercise of independent judgment in carrying out its responsibilities, the Corporation's independent directors are encouraged to meet at any time they consider necessary without any members of management or non-independent directors being present. The Corporation's auditors, legal counsel and employees may be invited to attend. The audit committee, which is composed of independent directors, meets with the Corporation's auditors without management being in attendance. The independent directors exercise their responsibilities for independent oversight of management through their position of parity on the Board.

The Board's non-executive Chairman, Mr. Winn, is considered an independent director.

Participation of Directors in Other Reporting Issuers

Certain of the Corporation's directors are also directors in other reporting issuers (or equivalent), as disclosed in the following table:

Name of Director	Directorship(s) held in other Reporting Issuers
Clynton R. Nauman	NovaGold Resources Inc.
Rick Van Nieuwenhuyse	NovaGold Resources Inc. Etruscan Resources Inc. Inter-Citic Minerals Ivana Ventures Inc. Mantra Mining Inc.
Michael D. Winn	Eurasian Minerals Inc. Sanu Resources Ltd. Sprott Resource Corp. TransAtlantic Petroleum Corp. Lake Shore Gold Corp. Reservoir Capital Corp. Lara Exploration Ltd. Iron Creek Capital Corp.
David H. Searle	None
George Brack	None

Attendance at Board Meetings

The following table contains the attendance record of each director for all Board meetings held during the Corporation's most recently completed financial year.

Name of Director	Board Meetings Attended	Board Meetings Missed
Clynton R. Nauman	6	Nil
Rick Van Nieuwenhuyse	3	3
Michael D. Winn	6	Nil
David H. Searle	6	Nil
R. Ed Flood (1)	1	5
George Brack(2)	1	2

Notes

(1)	Mr. Flood resigned from the Board in July 2008.
(2)	Mr. Brack joined the Board in December 2007.

Board Mandate

The Board has adopted a written mandate, copy of which is attached as Schedule "A" hereto. The role of the Board is to supervise management and to approve major and strategic decisions. The Board relies on management for periodic reports, and to provide the support and information necessary to enable the Board to fulfil its obligations effectively. Major matters are to be analysed in reports prepared by management and submitted to the Board for its approval. All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board. One of the Board's responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management.

The Board also meets to plan for the future growth of the Corporation; identify risks of the Corporation's business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions. Frequency of Board meetings as well as the nature of agenda items change depending upon the state of the Corporation's affairs and in light of opportunities or risks that the Corporation faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

Position Descriptions

The Board has not developed a written position description for the Chairman of the Board, for the chairs of the committees of the Board or for the Chief Executive Officer; the Board delineates the role and responsibilities of these individuals through reference to industry norms and past practice and, in the case of the Chief Executive Officer, also through reference to the terms of his employment with the Corporation.

Orientation and Continuing Education

The Corporation does not provide formal continuing education to its Board members, but encourages them to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Corporation's properties. Board members have full access to the Corporation's records.

The Corporate Governance Committee of the Board is responsible, among other things, for determining appropriate orientation and education programs for new Board members. While the Corporation does not have formal orientation and training programs, new Board members are provided with:

1.	information respecting the functioning of the Board Directors, committees and copies of the Corporation's corporate governance policies;

2.	access to recent, publicly filed documents of the Corporation;

3.	access to management, auditors, and technical consultants; and

4.	further information and education as deemed appropriate and desirable by the Corporation's Corporate Governance Committee on a case-by-case basis.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Corporation and to meet responsibilities to Shareholders. The Board has adopted a written code of business conduct and ethics (the "Code"), which may be viewed by visiting the Corporation's web site at www.alexcoresource.com. The Board monitors compliance with the Code by requesting that any person who becomes aware of any existing or potential violation of the Code promptly notify a member of the Audit Committee. No material change report filed since the beginning of the Corporation's most recently completed financial year pertains to any conduct of a director or executive officer that constitutes a departure from the Code. In addition, the Corporation requires that directors who have a material interest declare that interest to the Board or committee thereof. The Corporate Governance Committee is responsible (among other things) for overseeing the procedure for monitoring directors' responsibility, diligence, and for avoiding conflict of interest.

Nomination of Directors

The Corporation does not have a stand-alone nomination committee, but the Corporate Governance Committee (all of the members of which are considered independent under the tests prescribed by MI 52-110) is responsible, among other things, for recommending candidates for nomination, appointment, election and reelection to the Board and its committees, and for annually assessing Board performance. The Corporate Governance Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the financial services industry are consulted for possible candidates.

Procedure for Determining Compensation

The members of the Compensation Committee are Messrs. Winn, Searle and Brack, all of whom are considered independent under the tests prescribed by MI 52-110. The Compensation Committee has responsibility for recommending compensation for the directors and senior management, including the granting of stock options to the Board, and for reviewing and ensuring that the adequacy and form of compensation realistically reflects the responsibilities and risks involved in being an effective officer or director. Additionally, the mandate of the Compensation Committee includes the review of compensation of the directors, and making recommendations as to changes that may be required.

To determine compensation payable, the Compensation Committee review(s) compensation paid for directors and officers of companies of similar size and stage of development and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Corporation.

Board Committees

The Corporation has the following committees in addition to its Audit and Compensation committees:

1.

the Corporate Governance Committee, which monitors the Corporation's corporate governance compliance; recommends corporate governance policy to the Board; reviews the procedure for monitoring directors' responsibility, diligence, and avoiding conflicts of interest; and reviews the Board's past years' proceedings to evaluate its efficiency and make require recommendations, if any; and

2.	the Environmental and Safety Committee, which monitors compliance with environmental and safety standards and recommends environmental and safety policy to the Board.

All committees of the Corporation's Board are accountable to the full Board.

Assessments

The Board, at such times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its directors, receives reports from the Corporate Governance Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

AUDIT COMMITTEE INFORMATION

Detailed information with respect to the Corporation's audit committee is contained under the heading "Additional Information – Audit Committee Information" in the Corporation's annual information form for the financial year ended June 30, 2008 filed under the Corporation's profile on SEDAR at www.sedar.com.

OTHER MATTERS TO BE VOTED UPON

Re-approval of Stock Option Plan

In 2005, the Corporation implemented a rolling 10% rolling stock option plan (the "Stock Option Plan") approved by the Shareholders at the Corporation's annual meeting held on January 9, 2006.

The purpose of the Stock Option Plan is to attract and motivate directors, officers, employees of and service providers to the Corporation and its subsidiaries (collectively the "Optionees") and thereby advance the Corporation's interests by affording such persons with an opportunity to acquire an equity interest in the Corporation through the stock options. The Stock Option Plan authorizes the board of directors (or compensation committee) to grant stock options to the Optionees on the following terms:

1.

The number of Shares subject to each stock option is determined by the board of directors (or compensation committee) provided that the Stock Option Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

	(a)	the number of Shares of the Corporation reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

	(b)	the issuance, to insiders of the Corporation of a number of Shares of the Corporation exceeding, within a one year period, 10% of the outstanding issue; or

	(c)	the issuance, to any one insider of the Corporation and such insider's associates, of a number of Shares of the Corporation exceeding, within a one year period, 10% of the outstanding issue.

The outstanding issue is determined on the basis of the number of Shares of the Corporation outstanding immediately prior to any Share issuance, excluding Shares issued pursuant to share compensation arrangements over the preceding one-year period.

2.

The maximum number of Shares of the Corporation which may be issued pursuant to stock options granted under the Stock Option Plan, unless otherwise approved by Shareholders, is 10% of the issued and outstanding Shares at the time of the grant. Any increase in the issued and outstanding Shares will result in an increase in the available number of Shares issuable under the 10% Rolling Stock Option Plan, and any exercises of stock options will make new grants available under the plan.

3.	The Stock Option Plan must be approved and ratified by Shareholders every three years.

4.

The exercise price of an option may not be set at less than the closing price of the Shares of the Corporation on the Toronto Stock Exchange (the "TSX") on the trading day immediately preceding the date of grant of the option.

5.

The options may be exercisable for a period of up to seven years, such period and any vesting schedule to be determined by the board of directors (or compensation committee) of the Corporation, and are non-assignable, except in certain circumstances.

6.

The options can be exercised by the Optionee as long as the Optionee is a director, officer, employee or service provider to the Corporation or its subsidiaries or within a period of not more than 30 days after ceasing to be a director, officer, employee or service provider (or such longer period as may be approved by the board of directors of the Corporation and, if required, the TSX) or, if the Optionee dies, within one year from the date of the Optionee's death.

7.	On the receipt of a takeover bid, issuer bid, going private transaction or change of control, any unvested options shall be immediately exercisable.

8.

The directors may from time to time in the absolute discretion of the Directors amend, modify and change the provisions of an option or the Stock Option Plan without obtaining approval of Shareholders to:

	(a)	make amendments of a "housekeeping" nature;

(b)	change vesting provisions;

(c)	change termination provisions for an insider provided that the expiry date does not extend beyond the original expiry date;

(d)	change termination provisions which does extend beyond the original expiry date for an optionee who is not an insider;

(e)	reduce the exercise price of an option for an optionee who is not an insider;

(f)

implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of Shares from the number of Shares reserved under the Stock Option Plan; and

(g)	make any other amendments of a non-material nature which are approved by the TSX.

All other amendments will require approval of Shareholders and the TSX.

Under the policies of the TSX, the Stock Option Plan must be approved and ratified by Shareholders every three years. Accordingly, the Corporation is seeking the re-approval of the Stock Option Plan, including amendments to permit the directors of the Corporation from time to time in their absolute discretion to amend, modify and change certain provisions of an option or the Stock Option Plan without obtaining approval of shareholders, as described in item 8 above.

The effect of the Stock Option Plan is that at any point in time, the Corporation may have stock options outstanding for the purchase of up to 10% of issued capital of the Corporation. There were 3,954,101 Shares reserved for issuance under the Stock Option Plan and 150,000 shares reserved for issuance outside the Corporations Stock Option Plan, as at November 7, 2008.

There are currently 3,281,100 stock options issued and outstanding under the Stock Option Plan, and 150,000 stock options issued and outstanding outside the Stock Option Plan, representing 8.30% and 0.38% respectively, of the Corporation's issued and outstanding Share capital, as at November 7, 2008.

Based upon the Corporation's issued and outstanding Shares as at November 7, 2008 and the number of currently outstanding stock options, the Corporation can issue stock options for an additional 673,001 Shares under the Stock Option Plan, representing 1.70% of the Corporation’s issued and outstanding Share capital as at November 7, 2008. Additional stock options may be granted as additional Shares are issued.

During the financial year ended June 30, 2008, an aggregate of 85,000 and 162,500 stock options were granted under the Stock Option Plan to directors and officers of the Corporation and to employees of the Corporation, respectively. An additional 150,000 options were granted to an Executive Officer outside the Corporations Stock Option Plan in accordance with the rules of the TSX. During the financial year ended June 30, 2008, an aggregate of Nil and 92,900 Shares were acquired on exercise of stock options by the directors and officers of the Corporation and the employees of the Corporation, respectively.

A copy of the Stock Option Plan will be available for viewing up to the date of the Meeting at the Corporation's offices at Suite 1150, 200 Granville Street, Vancouver, British Columbia, and at the Meeting.

The re-approval of the Stock Option Plan requires the affirmative vote of the holders of a majority of the issued and outstanding common shares of the Corporation entitled to vote and represented in person or by proxy at the Meeting.

Shareholders will be asked at the Meeting to consider, and if thought fit, approve with or without variation, the ordinary resolution in the form set forth below:

"RESOLVED, as an ordinary resolution, that the 10% rolling stock option plan of the Corporation pursuant to which the aggregate number of common shares of the Corporation which may be issued to directors, officers, employees and service providers of the Corporation and its subsidiaries may not exceed 10% of the issued and outstanding common shares at the time of the grant, as described in the information circular of the Corporation, be and is hereby authorized and approved, that all unallocated stock options issuable pursuant to such stock option plan be and are hereby authorized and approved until December 12, 2011 and that any one director or officer of the Corporation be and is hereby authorized and directed to take all such action, do all such things, enter into, execute, affix the common seal of the Corporation and to deliver or cause to be delivered all such documents, agreements and writings, as he may in his sole discretion deem necessary or advisable in connection with any of the matters referred to in these resolutions."

The directors of the Corporation believe the passing of the foregoing resolution is in the best interests of the Corporation and recommend that Shareholders of the Corporation vote in favour of the resolution.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of Shares who has given such proxy has directed that the votes be otherwise cast.

Whether or not the Shareholders approve the foregoing resolution, all previously allocated stock options will continue unaffected. However, if the Stock Option Plan is not re-approved by Shareholders at the Meeting, unexercised or cancelled stock options will not be available for re-allocation by the Corporation.

OTHER MATTERS

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may contact the Corporation at Suite 1150 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4 to request copies of the Corporation's financial statements and MD&A.

Financial information is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

DATED as of this 7th day of November, 2008.

BY ORDER OF THE BOARD

(signed) Clynton R. Nauman
Clynton R. Nauman, President and Chief Executive Officer

Schedule "A"

BOARD OF DIRECTORS MANDATE

I.	PURPOSE

The duties and responsibilities of directors follow from applicable corporate laws, as well as those duties and responsibilities generally agreed and approved by the Board of Directors. The intent is that the duties and responsibilities guide the Board in complying with all applicable Canadian legal and regulatory requirements.

Directors are accountable to the shareholders of Alexco Resource Corp. (the "Corporation").

II.	MANDATE

The Board of Directors shall further the objectives of the Corporation by directing, supervising and otherwise reviewing and approving the stewardship of the Corporation.

All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board. One of the Board’s responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management. The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.

The Board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans. Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose

The Board also meets to: plan for the future growth of the Corporation; identify risks of the Corporation’s business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions through the issuance of news releases and financial statements. The Board reviews financial performance quarterly. Frequency of meetings as well as the nature of agenda items changes depending upon the state of the Corporation’s affairs and in light of opportunities or risks which the Corporation faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

III.	COMPOSITION

The Chair of the Board of Directors should be an "independent director". Where this is not appropriate, an independent director should be appointed to act as "lead director". However, either an independent chair or an independent lead director should act as the effective leader of the Board of Directors and shall be responsible for ensuring that the Board executes its mandate effectively, efficiently and independently of management.

IV.	INDEPENDENCE FROM MANAGEMENT

All committees of the Board shall be made up of at least a majority of non-management directors.

Committees of the Board are authorized to approve, in circumstances that they consider appropriate, the engagement of outside advisers at the Corporation’s expense.

V.	SPECIFIC RESPONSIBILITIES AND DUTIES

The Board’s mandate includes the following duties and responsibilities:

1.	Taking responsibility for the stewardship of the Corporation.

2.	Reviewing and approving any proposed changes to the Corporation’s notice of articles or articles.

3.

Taking responsibility for, and appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, and acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

4.	Approving payment of distributions to shareholders.

5.	Approving any offerings, issuances or repurchases of share capital or other securities.

6.	Approving the establishment of credit facilities and any other long-term commitments.

7.	Developing clear position descriptions for the Chair of the Board, the Chair of each Board committee and, together with the CEO, the CEO (which includes delineating management's responsibilities).

8.	Developing or approving the corporate goals and objectives that the CEO is responsible for meeting.

9.	Selecting and appointing, evaluation of and (if necessary) termination of the CEO and CFO, and approving the hiring of any other senior executive or officer.

10.	Succession planning and other human resource issues. The appointment of all corporate officers requires Board authorization.

11.	Approving the compensation of the senior executive officers, including performance bonus plans and stock options.

12.	Adopting a strategic planning process, approving strategic plans (on at least an annual basis), and monitoring performance against plans.

13.	Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.

14.	Reviewing policies and procedures to identify business risks, identifying the principal business risks and ensuring that systems and actions are in place to monitor them.

15.	Reviewing policies and processes to ensure that the Corporation’s internal control and management information systems are operating properly.

16.	Approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors.

17.	Approving the Corporation’s code of business ethics and other codes, mandates and policies, and monitoring their application.

18.	Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

19.	Developing the Corporation's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation.

VI.	DIRECTORS’ REMUNERATION AND EXPENSES

The independent directors’ remuneration shall be fixed by the Board (if a committee is established by the Board with respect to executive compensation, upon the recommendation of such Committee). The directors are also entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof or in connection with their services as directors.

VII.	BOARD MEETINGS PROCESS

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

Responsibility for Convening

Regular meetings of the directors may be called and held at such time and at such place as the Board may by resolution from time to time determine. Any director may call a meeting of the Board at any time.

Notice of Meeting

Reasonable notice of the time and place of each meeting shall be given by mail or by telephone or any other method of transmitting legibly recorded messages and should include an agenda, where possible, specifying the purpose of or the business to be transacted at the meeting.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of directors as the Board may from time to time determine according to the articles of the Corporation.

Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution. A member of the Board will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member dissents.

Order of Business

The Board shall endeavor to conduct its business effectively and efficiently. Accordingly, it shall be normal procedure to provide directors with the agenda and materials as far as possible ahead of time in order that they may arrive at the meeting fully prepared.

Board meetings shall normally proceed as follows:

Review and approval of the minutes of the preceding meeting;
Business arising from the previous minutes;
Reports of committees;
President’s report, financial and operational reports;
Other business;

Setting the date and time of the next meeting; and Adjournment

Minutes of the meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at the latest one month after such meeting. Minutes of the committees meetings will be given to each Board member.